Krieger & Prager LLP

39 Broadway, Suite 920

New York, N.Y. 10006

Tel: (212) 363-2900

                                                                                             November 15, 2016

VIA EMAIL

Jay Ingram, Esq.

Legal Branch Chief

Securities & Exchange Commission

Mail Stop 46341

Washington D.C. 20549

RE:         NaturalNano, Inc.

Amended Form 8-K

Filed September 1, 2016

File No. 000-49901

Form 10-Q for Fiscal Quarter Ended June 30, 2016

File No. 000-49901

Dear Mr. Ingram:

We are writing on behalf of our client, NaturalNano, Inc., with respect to your letter dated September 27, 2016 regarding the amended Form 8-K filed September 1, 2016 and the Form 10-Q for Quarter ended June 30, 2016. An amended Form 8-K/A addressing comments 1 through 4 was filed on the EDGAR system. With respect to comment number 5, we are advised by the Company that all receivables were collected except for $160.00 for which a credit was issued.

Simultaneously, the Company is filing a Form 10-Q/A for the period ended June 30, 2016 with revised financial statements amended as requested by the staff, and reflecting that Omni Shrimp Inc. was the accounting acquirer.

We trust that this is acceptable . Should you have any questions, please feel free to contact the undersigned.

Very truly yours,

/s/ Samuel M. Krieger
SAMUEL M. KRIEGER

SMK/pm

cc:	NaturalNano, Inc.